STATE FARM VP MANAGEMENT CORP.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Financial Statements and Supplemental Schedules
December 31, 2016 and 2015


StateFarm

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416



17008424

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza N-2
(No. and Street)

Bloomington	IL	61791-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Mikel 309-735-4791
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr	Chicago	IL	60606-2807
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Mikel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
BEVERLY A BALEY
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires Sept. 14, 2020

Signature

Vice President Financial & Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.
Index
December 31, 2016 and 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 2

Statements of Operations 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-14

Supplemental Schedules

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 16

Exemption Statement from Reserve Requirement under 15c3-3 17



Report of Independent Registered Public Accounting Firm

To the Board of Directors of State Farm VP Management Corp.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") as of December 31, 2016 and December 31, 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Rule 17a-5 under the Securities Exchange Act of 1934 appears on the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Exemption Statement from Reserve Requirement under 15c3-3 schedules. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information on the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Exemptions Statement from Reserve Requirement under 15c3-3 schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

State Farm VP Management Corp.
Statements of Financial Condition
December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
Assets		
Cash and cash equivalents	$ 39,339,559	$ 44,764,903
Receivable from funds for 12b-1 fees	2,423,331	2,283,226
Receivable from Parent	2,522,977	3,169,941
Receivables from other affiliates and associated partnership	984,036	1,081,732
Receivable from distribution fees	148,426	139,133
Prepaid commissions expense	1,498,764	2,037,655
Deferred tax assets, net	14,717,606	12,024,308
Other assets	209,817	1,221
Total assets	$ 61,844,516	$ 65,502,119
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$ 32,543,229	$ 25,636,650
Other payables	569,012	225,980
Total liabilities	$ 33,112,241	$ 25,862,630
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$ 10,000	$ 10,000
Additional paid-in capital	267,190,000	267,190,000
Accumulated deficit	(238,467,725)	(227,560,511)
Total stockholder's equity	28,732,275	39,639,489
Total liabilities and stockholder's equity	$ 61,844,516	$ 65,502,119

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Operations
Years Ended December 31, 2016 and 2015

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue		
Commissions		
Mutual Funds	$ 31,990,289	$ 41,993,531
Variable Products	2,671,853	2,826,230
Phoenix Variable Products	2,217,749	2,144,651
529 Plans	2,801,159	2,873,559
Income from distribution fees	570,839	4,680,806
12b-1 fees	27,678,379	27,030,040
Other income	81,919	5,465
Total revenue	$ 68,012,187	$ 81,554,282
Expenses		
Commissions		
Mutual Funds	$ 29,572,604	$ 33,458,573
Variable Products	2,124,478	2,282,297
Phoenix Variable Products	439,890	480,754
529 Plans	1,417,610	1,450,469
Administrative expense - IPSI	1,777,859	1,663,892
Agency incentives and bonuses - Mutual Funds	7,088,005	10,703,065
Agency incentives and bonuses - Variable Products	547,375	543,933
Department salaries and benefits	23,987,033	20,658,993
Other allocated shared company expenses	5,384,863	4,902,823
Advertising and marketing	5,637,350	5,799,902
General and administrative and other	2,659,031	2,223,136
Office equipment and rent	1,052,714	805,180
Regulatory fees	2,326,669	2,501,212
Systems support and maintenance	604,167	536,385
Total expenses	$ 84,619,648	$ 88,010,614
Loss before income taxes	(16,607,461)	(6,456,332)
Income tax benefit	5,700,247	1,730,788
Net loss	$ (10,907,214)	$ (4,725,544)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2016 and 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2014	$ 10,000	$ 267,190,000	$ (222,834,967)	$ 44,365,033
Net loss	-	-	(4,725,544)	(4,725,544)
Balance at December 31, 2015	$ 10,000	$ 267,190,000	$ (227,560,511)	$ 39,639,489
Net loss	-	-	(10,907,214)	(10,907,214)
Balance at December 31, 2016	$ 10,000	$ 267,190,000	$ (238,467,725)	$ 28,732,275

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Cash Flows
Years Ended December 31, 2016 and 2015

	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash flows from operating activities		
Net loss	$ (10,907,214)	$ (4,725,544)
Adjustments to reconcile net loss to net cash provided by operating activities		
Net (increase)/decrease in assets:		
Receivable from funds for 12b-1 fees	(140,105)	65,116
Receivable from Parent	646,964	687,046
Receivable from other affiliates	97,696	(33,126)
Receivable from distribution fees	(9,292)	1,149,421
Prepaid commission expense	538,891	367,186
Deferred tax asset	(2,693,298)	9,182,382
Other assets	(208,597)	(549)
Net increase/(decrease) in liabilities:		
Payable to affiliates and other payables	7,249,611	(8,303,654)
Net cash provided by (used in) operating activities	$ (5,425,344)	(1,611,722)
Cash and cash equivalents		
Beginning of year	44,764,903	46,376,625
End of year	$ 39,339,559	$ 44,764,903
Supplementary Information		
Cash paid for interest on prior year taxes	-	664,617

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 for three mutual fund groups: State Farm Associates' Funds Trust ("Associates' Trust"), State Farm Variable Product Trust ("VP Trust"), and State Farm Mutual Fund Trust ("SFMFT"). The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company has a sales agreement with State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC, to sell variable annuity and variable life products. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC on October 1, 2008; however, the Company will continue to service these variable annuities and variable life products.

The Company has a sales agreement with Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") variable annuities and variable life products to investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuities and variable life products. The Company ceased distribution of new variable annuities and variable life products for Phoenix Home Life on March 5, 2009; however, the Company will continue to service these variable annuities and variable life products.

The Company offers The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, and an associated partnership with OFI Private Investments ("OFIPI"), a subsidiary of Oppenheimer Funds Inc., and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by Oppenheimer Funds Distributor, Inc. ("OFDI" and together with OFIPI "Oppenheimer"). The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Significant accounting policies include:

a. Cash and cash equivalents, which represent investments with original maturities of ninety days or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

b. Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

   - Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

   - Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted

2. Significant Accounting Policies – continued

prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The company has no Level 3 investments in 2016 and 2015.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2016
Money Market Funds	$39,339,559	-	-	$39,339,559

	Level 1	Level 2	Level 3	Total 12/31/2015
Money Market Funds	$44,764,904	-	-	$44,764,904

Level 1 Measurements:

Level 1 assets include actively-traded short-term money market mutual funds valued at quoted net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2016 and 2015.

c. Dividend income earned on the money market fund is recorded as income on the ex-dividend date on a daily basis.

d. Commission revenue is recognized when earned and related expenses are recorded when incurred on mutual fund sales. Class A and Premier Class shares of the SFMFT are sold with a front-end sales charge. This represents commission income to the Company, a significant portion of which is paid to the registered representative with the remaining retained by the Company. Class B, Legacy Class B, Class R-1, and Class R-2 shares of the SFMFT are sold without a front-end sales charge. The appropriate commission is paid to the registered representative at the time of sale of the Class B, Legacy Class B, Class R-1 or Class R-2 shares; however, the commission expense is amortized over a six-year period to correlate with the

2. Significant Accounting Policies – continued

additional revenue resulting from the larger 12b-1 fee that is assessed on these shares. For the Class B shares, the larger 12b-1 fee is only assessed for the first eight years. In addition, the Class B and Legacy Class B shares are subject to a Contingent Deferred Sales Charge ("CDSC"). The CDSC is collected when these shares are redeemed within the first six years of the purchase date and is recorded as commission revenue at that time.

Commission revenue is recognized when earned and related expenses are recorded when incurred on variable annuities and life insurance sales. Commissions paid to registered representatives on these products are based on the respective commission schedules. Under the sales and servicing agreement with SFL and SFLAAC, the Company pays the commission income on the variable annuities and variable life insurance products to the registered representative in the form of commissions and incentives/bonuses expense, generating a zero net income effect in the Company's Statements of Operations.

Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative in the form of commissions and incentives/bonuses, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's Statements of Operations.

Under the selling agent agreement with Oppenheimer, a portion of commission income on Oppenheimer 529 Plan products is paid to the registered representatives.

Effective May 1, 2015, the Company ceased distribution of new Class B and Legacy Class B shares; however, the Company will continue to service these Class B and Legacy Class B shares. Shares of these classes sold prior to May 1 have ongoing amortization for corresponding commission expense as well as CDSC fees within the first six years.

e. The Company recognizes income for 12b-1 distribution fees on the shares in the SFMFT. Shares are charged 12b-1 fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

f. Distribution fees are recognized as income when earned.

Under the Distribution & Marketing Support Agreement between the Company and BlackRock Fund Advisors (BlackRock), BlackRock will pay the Company an annual fee of seven basis points on the total average daily net assets of the LifePath Retirement, LifePath 2020, LifePath 2030, Life Path 2040, and LifePath 2050 funds (collectively, the "LifePath Funds") of the SFMFT for sales, marketing, and distribution support services related to the LifePath Funds. Effective November 1, 2015, the Distribution & Marketing Support Agreement has been discontinued.

Under the Revenue Sharing Agreement between the Company and OFDI, OFDI will pay the Company an annual fee of 15 basis points on the total average daily net assets of the Plan attributable to the Company.

g. The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's

2. Significant Accounting Policies – continued

contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

Federal Income Tax

The Company files a consolidated federal income tax return with the following companies:
State Farm Mutual Automobile Insurance Company
State Farm Fire and Casualty Company
State Farm General Insurance Company
State Farm Life Insurance Company
State Farm Life and Accident Assurance Company
State Farm Health Insurance Company
State Farm Lloyds
State Farm Indemnity Company
State Farm Guaranty Insurance Company
State Farm Florida Insurance Company
State Farm International Services, Inc.
State Farm Lloyds, Inc.
State Farm Investment Management Corp.
State Farm Bank, FSB
State Farm International Holding Company
Plaza One Realty Company
Insurance Placement Services, Inc.
State Farm Realty Investment Company
Oglesby Reinsurance Company
Dover Bay Specialty Insurance Company

The consolidated federal income tax liability is apportioned to each company in accordance with an agreement authorized by each Company's Board of Directors or Underwriters. The allocation is based upon separate return calculations after consolidating adjustments for regular and alternative minimum tax with current credit for net losses and tax credits used by the consolidated group. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within thirty (30) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within thirty (30) days of payment of the tax due.

The Company allocates state income tax expense under the hypothetical separate company basis in consolidated or combined filings in accordance with the tax agreement with SFMAIC and affiliates established in 2014. The agreement ensures each company in the group incurs tax expense based on its individual performance without regard to the performance of other affiliates in the filing.

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. The Company weighs both the positive and negative evidence in determining whether it is more likely than not that the state net deferred tax asset will be realized.

2. Significant Accounting Policies – continued

h. Significant uncertain tax positions are considered under a two-step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2016. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months.

The Company files a federal consolidated income tax return with SFMAIC and its affiliates. An administrative appeal for tax years 2000 through 2012 is currently pending. The anticipated resolution of the issues is not expected to have a material adverse effect on the equity of the Company.

The Company and its affiliates file various state income tax returns and those state returns remain subject to examination from 2000 to present in conjunction with the results of federal examinations, litigation, and appeals for those years.

i. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2016 was $747,490. The net post-career benefit cost for the year ended December 31, 2015 was $1,637,596. This expense includes paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation. This is recognized as part of Salaries and Benefits expense in the Statements of Operations.

At December 31, 2016, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $14,364,084. The Company's share at December 31, 2015 was $13,969,992. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

3. Income Taxes

Components of the income tax benefit are as follows:

	2016	2015
Current income tax benefit (expense)		
Federal	$ 3,084,999	$ 10,956,016
State	(78,050)	(42,847)
	3,006,949	10,913,169
Deferred income tax benefit (expense)		
Federal	2,693,298	(9,182,382)
State	-	-
	2,693,298	(9,182,382)
Net income tax benefit	$ 5,700,247	$ 1,730,787

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31 are as follows:

	2016	2015
Deferred tax assets		
Operating losses carried forward for state income taxes, net of federal benefit	$ 7,670,441	$ 8,505,142
AMT Credits	7,094,928	4,524,714
Post retirement beneft	5,139,469	4,998,463
Agency deferred compensation	379,511	878,051
Accrued vacation expense	972,936	738,956
Supplemental retirement benefit	920,397	831,052
Accrued self-insurance expense	162,873	141,890
Accrued legal expenses	203,230	62,615
2000-2004 federal income tax audit expense	14,088	15,651
National convention	51	51
Gross deferred tax assets	22,557,924	20,696,585
Valuation allowance	(7,840,318)	(8,672,277)
Net deferred tax assets	$ 14,717,606	$ 12,024,308
Change in Valuation Allowance		
Balance at January 1, net of federal benefit	$ 8,672,277	$ 9,013,413
(Decrease)/Increase in valuation allowance for operating losses carried forward for state income taxes	(831,959)	(341,136)
Balance at December 31, net of federal benefit	$ 7,840,318	$ 8,672,277

3. Income Taxes - continued

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	2016		2015	
	Amount	%	Amount	%
Federal income tax benefit at statutory rate	$ 5,812,611	35.00%	$ 2,259,716	35.00%
(Decrease)/Increase resulting from:				
State income tax, net of federal benefit	(50,733)	(0.31%)	(27,851)	(0.43%)
Settlements of prior year tax exams	-	0.00%	(432,001)	(6.69%)
Other	(61,631)	(0.37%)	(69,077)	(1.07%)
Net income tax benefit	$ 5,700,247	34.32%	$ 1,730,787	26.81%

In 2015, the Company paid $664,617 of interest to the IRS related to tax years 1996-1999. The tax on the interest was $232,616 resulting in a settlement of prior year tax exams of $432,001.

The Company files state income tax returns in 48 states and the District of Columbia ("D.C."). In 27 of those states and D.C., the Company is required to join affiliated companies in a combined/consolidated filing. In these combined/consolidated returns, the Company records the hypothetical separate company expense in the current year. The Company files separate company tax returns in the remaining 21 states.

During 2016, the Company was not profitable on a separate company basis and determined that it is more likely than not that the Company would not realize its entire state deferred tax asset. Therefore, as of December 31, 2016, the Company maintained a valuation allowance for the full amount of the state deferred tax asset (net of federal income taxes) of $7,840,318 (2015: $8,672,277). The Company is projecting that it will not generate sufficient taxable income within the statutory carryforward period to benefit from the loss carryforwards in certain states

4. Transactions with Affiliates

	Expense incurred in 2016	Payable as of 12/31/2016	Expense incurred in 2015	Payable as of 12/31/2015
Affiliate Transactions:				
SFMAIC	$ 76,537,198	$ 31,594,106	$ 79,312,195	$ 24,950,623
SFIC	325,824	-	355,856	-
SFL	2,671,853	615,960	2,826,230	659,866
IPSI	2,217,749	21,883	2,144,651	26,160
Total for all affiliates	$ 81,752,625	$ 32,231,949	$ 84,638,931	$ 25,636,650

At December 31, 2016 and 2015, the Company had amounts due to/from SFMAIC and affiliates for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuities and variable life products and SFMFT products. The cost of Financial Service Advisors ("FSA"), Sales Administrative Specialist/Securities Principal ("SASSP"), and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the SASSPs perform reviews of agents' work products and

4. Transactions with Affiliates - continued

procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the SFMFT.

Many expenses appearing within the accompanying Statements of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through time survey, percent of company revenue as a portion of the total revenue of the affiliates, full-time employee count or various other drivers. The payable to Parent (SFMAIC) included in the accompanying Statements of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). Given relationships with affiliates, the expenses allocated to the Company may not be reflective of the expenses that would have been incurred by the Company on a stand-alone basis.

Amounts due to/from SFMAIC and affiliates settle monthly, however, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year. The Company's share of the unfunded post-career benefit obligation remains outstanding until benefits owed are paid.

5. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements with partners SFL and IPSI that contain indemnifications or warranties for variable annuities and variable life products that the Company sells and services through independent contractors. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. Pursuant to the terms of the agreements between the Company and its partners, the Company has the right to pursue collection or performance from its partners who do not perform under their contractual obligations However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

7. Risk Disclosures

The Company's activities expose it to a variety of financial risks including, but not limited to, market risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company is exposed to market risk since a significant portion of its revenue is generated in the form of 12b-1 fees by providing distribution services as a broker and dealer. This revenue is generally calculated as percentages of financial assets under management which are subject to significant market fluctuation. Any decrease in the level of financial assets under management could negatively impact revenue and total comprehensive income. Changes in bond, equity, derivative, or commodity prices,

7. Risk Disclosures - continued

or in interest or foreign exchange rates could have a negative impact on the assets under management and consequently revenue and total comprehensive income.

The Company is also exposed to capital management risk, as it is potentially dependent on capital infusion from SFIMC to maintain operations for itself. Such an infusion may be necessary if cash balances are insufficient, which is possible if revenue does not grow as expected and/or expenses are not appropriately managed. Revenue generation is dependent upon financial markets (market risk) as well as new sales, and expenses may be impacted by shareholder activity/retention.

The Company is exposed to regulatory dynamics in numerous ways, including: expanding regulatory oversight and increasing regulations on the financial services industry; the introduction of new enforcement regulators; increased financial risk-based examinations; and the costs incurred in responding to regulatory inquiries, exams, etc. and staying abreast of regulatory changes and potential impacts.

8. Fidelity Bond

The Company maintains fidelity bond insurance with coverages for: fidelity, on premises, in transit, forgery or alteration, securities, and counterfeit currency. The aggregate loss limit is $1,000,000.

9. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $9,011,238 which was $6,803,755 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 3.67 to 1, which is in excess of the minimum requirement.

10. Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through February 21, 2017, the date these financial statement were available for issuance and determined there were no subsequent events that required disclosure.

SUPPLEMENTAL SCHEDULES

State Farm VP Management Corp.
Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

	2016
Total stockholder's equity	$ 28,732,275
Deductions and/or charges	
Nonallowable assets	
Receivable from Parent	1,196,266
Receivable from funds for 12b-1 fees	1,322,050
Deferred tax asset	14,717,606
Prepaid commission expense	1,498,764
Miscellaneous Receivable	199,560
Total deductions and/or charges	18,934,246
Net capital before haircuts on securities positions	9,798,029
Haircuts on securities	
Other securities	786,791
Net capital	$ 9,011,238
Aggregate indebtedness ("AI")	
Items included in statement of financial condition	$ 33,112,241
Total aggregate indebtedness	$ 33,112,241
Computation of basic net capital requirements	
Minimum net capital requirement (greater of 6 2/3% of AI or $25,000)	$ 2,207,483
Excess net capital	$ 6,803,755
Ratio: Aggregate indebtedness to net capital	3.67 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2016.

State Farm VP Management Corp.
Exemption Statement from Reserve Requirement under 15c3-3
December 31, 2016

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3
under provisions of 17 C.F.R. § 240.15c3-3(k)(1).


StateFarm®

State Farm
Bloomington, IL

statefarm.com®

CS3903 1

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2540**********************************MIXED AADC 220
50128 FINRA DEC
STATE FARM VP MANAGEMENT CORP
ATTN REGULATORY UNIT THREE STATE FARM PLAZA N-1
BLOOMINGTON IL 61791-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)	(0)
	Date Paid	
C.	Less prior overpayment applied	(150.00)
D.	Assessment balance due or (overpayment)	(150.00)
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (150.00)
G.	PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)	$ 0
H.	Overpayment carried forward	$(150.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

State Farm VP Management Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of February, 20 17

Mutual Funds Manager LDA
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2016** and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 668,012,187
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	67,359,429
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	81,919
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	6,509,767
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	73,951,115
2d. SIPC Net Operating Revenues	$ (5,938,928)
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of State Farm VP Management Corp.:

We have reviewed State Farm VP Management Corp.'s (the "Company") assertions, included in the accompanying 2016 Exemption Report: State Farm VP Management Corp., in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 except as described in its exemption report with respect to the attached Appendix A – "2016 Identified Exceptions – Exemption Report 15c3-3". The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Appendix A - 2016 Identified Exceptions - Exemption Report 15c3-3

Premium Fund Account Checks Received - January - December 2016

State Farm VP Management Corp. (SFVPMC) does not accept cash or take custody of customer funds. The exceptions identified are incidents of when a registered representative accepted cash or deposited checks from a customer into a premium fund account and wrote a check made payable to State Farm on behalf of the customer and considered exceptions in accordance with SEC Rule 15c3-3 for the most recent fiscal year ended December 31, 2016.

Date	Amount
2/9/2016	$2,000.00
2/18/2016	$56,351.18
3/23/2016	$5,000.00
4/19/2016	$3,500.00

Date	Amount
9/20/2016	$8,000.00
10/18/2016	$25,000.00
11/7/2016	$101.50

Date	Amount

Untimely Forwarding of Checks from Registered Representatives Office - January - December 2016

SFVPMC requires its registered representatives to forward checks received in their office by noon of the next business day. SFVPMC identified situations the registered representative did not forward payments received in his/her office in a timely manner, which may equate to SFVPMC's failure to promptly transmit all funds received in connection with its activities as a broker or dealer. This activity also may involve SFVPMC's holding customer's funds. As such, these instances are considered exceptions in accordance with SEC Rule 15c3-3 for the most recent fiscal year ended December 31, 2016.

Date	Amount
1/4/2016	$4,850.01
2/3/2016	$5,850.50
2/12/2016	$150.00
2/22/2016	$144.96
2/29/2016	$50.00
3/9/2016	$5,874.77
3/21/2016	$52,180.29
3/21/2016	$5,000.00
3/21/2016	$5,500.00
3/24/2016	$1,388.38
3/24/2016	$100.00
3/24/2016	$1,000.00
3/24/2016	$1,388.38
3/28/2016	$13,000.00
3/28/2016	$5,000.00
3/30/2016	$6,500.00
3/31/2016	$1,000.00
4/4/2016	$10,000.00
4/4/2016	$13,000.00
4/4/2016	$6,500.00
4/4/2016	$900.00
4/4/2016	$50.00
4/4/2016	$44,448.65
4/5/2016	$500.00
4/5/2016	$1,500.00
4/7/2016	$6,500.00
4/7/2016	$1,000.00
4/8/2016	$2,000.00

Date	Amount
4/8/2016	$4,929.33
4/8/2016	$1,000.00
4/11/2016	$7,913.54
4/11/2016	$350.00
4/12/2016	$4,599.11
4/14/2016	$4,640.00
4/14/2016	$50,000.00
4/14/2016	$1,904.44
4/15/2016	$386.83
4/17/2016	$29,777.92
5/18/2016	$250.00
4/20/2016	$2,400.00
4/21/2016	$1,200.00
4/22/2016	$8,876.00
4/28/2016	$829.35
5/2/2016	$2,000.00
5/2/2016	$2,600.00
5/2/2016	$350.00
5/9/2016	$300.00
5/11/2016	$10,000.00
5/12/2016	$5,476.00
5/15/2016	$13,811.18
5/18/2016	$1,000.00
5/20/2016	$6,500.00
5/20/2016	$3,726.83
5/27/2016	$1,000.00
6/1/2016	$12,068.63
6/8/2016	$22,347.44

Date	Amount
6/10/2016	$34,571.69
6/13/2016	$3,631.14
6/20/2016	$2,000.00
7/28/2016	$603.69
7/28/2016	$4,518.00
7/29/2016	$30,000.00
8/10/2016	$1,240.00
8/11/2016	$2,328.18
8/15/2016	$1,000.00
8/15/2016	$1,463.02
8/18/2016	$8,000.36
8/11/2016	$1,000.00
8/16/2016	$1,500.00
8/26/2016	$5,000.00
9/2/2016	$515.97
9/6/2016	$550.00
9/9/2016	$2,000.00
9/12/2016	$100.00
9/20/2016	$20,266.45
9/28/2016	$1,000.00
9/30/2018	$6,986.36
10/3/2016	$12,636.63
10/6/2016	$7,796.43
10/9/2016	$20,000.00
10/14/2016	$1,000.00
10/18/2016	$1,000.00
10/19/2016	$112,548.98
10/19/2016	$100,671.96

Appendix A - 2016 Identified Exceptions - Exemption Report 15c3-3

Untimely Forwarding of Checks from Registered Representatives Office - January - December 2016 (continued from page 1)

Date	Amount
11/11/2016	$1,000.00
11/14/2016	$20,634.69
11/14/2016	$500.00
11/17/2016	$25,000.00
11/22/2016	$11,404.59
11/23/2016	$98,466.25
11/28/2016	$1,056.90
11/28/2016	$11,404.59
12/2/2016	$200.00
12/8/2016	$2,116.03
12/9/2016	$500.00
12/12/2016	$2,539.71
12/12/2016	$6,221.27
12/13/2016	$15,665.73
12/19/2016	$1,000.00
12/19/2017	$7,194.63
12/22/2016	$1,000.00
12/22/2016	$5,000.00

Date	Amount

Date	Amount